Exhibit 99.1

29 February 2024

Metals Acquisition Limited 2023 Appendix 4E

Preliminary final report for the year ended 31 December 2023

The Directors of Metals Acquisition Limited ARBN 671 963 198 (NYSE: MTAL; ASX: MAC), a private limited company incorporated under the laws of Jersey, Channel Islands (MAC or the Company) are pleased to provide the Appendix 4E - Preliminary Final Report, for the year ended 31 December 2023.

The functional currency of the majority of the Company’s operations are in United States dollars and, unless otherwise defined in this report, $, USD and US$ amounts are in United States dollars and A$ are in Australian dollars.

Current reporting period: 12 months ended December 2023

Prior reporting period: 12 months ended December 2022

Results for the announcement to the market

	31 December 2023	31 December 2022	Movement
	$’000	$’000	Increase/ Decrease	%
Revenue from ordinary activities	158,999	-	Increase	N/A
Net loss from ordinary activities attributable to members	(144,554)	(24,970)	Increase	479%
Net loss for the period attributable to the owners of MAC	(144,554)	(24,970)	Increase	479%

Distributions

There were no dividends paid to shareholders during this reporting period (2022: Nil). There is no final dividend declared or proposed for 2023 (2022: Nil).

Net tangible assets

	31 December 2023	31 December 2022
$ Net tangible assets per share	5.34	(3.01)

Commentary on the results for the period

The financial results of MAC for the year ended 31 December 2023 was largely driven by the acquisition and then the operating of its core asset being its 100% owned CSA Copper Mine. The CSA Copper Mine is an established, high grade, producing, underground copper mine, with estimated ore reserves supporting approximately six years of operation as at 31 December 2023.

(a)	Income Statement

The results and commentary below relate to the year ended 31 December 2023 during which the Group reported a statutory net loss for the period after tax $144,554 thousand, a 479% increase from the prior year (2022: net loss after tax of $24,970 thousand).

Revenue of $158,999 thousand (2022: Nil) was generated from the sale of ~19.7kt of Copper and Silver of ~230koz with cost of goods sold excluding depreciation, amounting to $94,507 thousand (2022: Nil).

Other expenses impacting the financial results for the period ending 31 December 2023 included the once off expense of $60,321 thousand of acquisition cost associated with the acquisition of the CSA Copper Mine.

Net finance costs also increased from $14,997 thousand in 2022 to $84,612 thousand in 2023 mainly due to the financing of the purchase of the CSA Copper Mine (refer to note 12, 13, 14 and 15).

(b)	Balance Sheet

Current assets increased as at 31 December 2023 to $88,936 thousand (2022: $296 thousand) which was mainly driven by the increase in cash and cash equivalents, trade and trade receivables and inventory.

The increase in the cash and cash equivalents was mainly driven by generated operating cashflows from the CSA Copper Mine and the issuance of debt and equity instruments to purchase the CSA Copper mine. The increase in trade receivables and inventory was mainly driven by the fair value uplift adjustments as part of the purchase price allocation as a result of the same acquisition (refer to note 15).

Non-current assets also increased by $962,575 thousand primarily due to the recognition of the fair value uplift as a result of the acquisition of the CSA Copper Mine.

Total liabilities increased by $763,227 predominantly due to the entering into various instruments including senior and mezzanine debt facilities, deferred consideration payment, silver and copper streams including a contingent consideration instrument to complete the funding package for the CSA Copper Mine acquisition.

(c)	Cash Flow Statement

Cash flows for the year ended 31 December 2023 were mainly impacted by the acquisition of the CSA Copper Mine with investing and financing activities largely impacted by the funding through various forms of debt and equity instruments with the net cash from financing activities increasing to $813,827 thousand as a result for the period with cash outflows from investing activities mainly representing the cash payment made to Glencore for the CSA Copper Mine of $770,516 thousand.

Accounting standards used by foreign entities

The unaudited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Status of the audit

The Appendix 4E - Preliminary Final Report is based on annual financial numbers which are yet to be audited. Accordingly, the financial information contained in this report are subject to change based on the completion of the audit process. However, the prior reporting period financial information in the report are based on the MAC audited accounts for the full year ended 31 December 2022.

Details of entities over which control has been gained or lost during the period

A restructure of the Company and its subsidiaries (collectively referred herein as the “Group”) was undertaken in connection with completion of the Business Combination (defined below), pursuant to which, MAC’s predecessor entity, Metals Acquisition Corp (“MTL”), merged with and into MAC, with MAC continuing as the surviving company (Merger). This Merger was implemented on 14 June 2023.

On 16 June 2023 (the “Business Combination Date”), the Company, through its wholly owned subsidiary, Metals Acquisition Corp (Australia) Pty Ltd ACN 657 799 758 (“MAC AU”), acquired 100% interest in shares and voting rights in Cobar Management Pty. Limited ACN 083 171 546 (“CMPL") from Glencore Operations Australia Pty Limited ACN 128 115 140 (“Glencore") for consideration of ~$1.086 billion (“Business Combination”). CMPL operates and owns the Cornish, Scottish and Australian underground copper mine near Cobar, New South Wales, Australia (“CSA Copper Mine”).

The Business Combination was accounted for by the Company as a business combination under IFRS 3 Business Combinations (IFRS 3) using the acquisition method whereby the assets acquired and the liabilities assumed were recorded at fair value at the Business Combination Date. A purchase price allocation assessment was made of the fair values of the acquired assets and the liabilities assumed on the Business Combination Date.

The Company is still in the process of evaluating the inputs and assumptions utilised in developing the fair value estimates at the Business Combination Date, and as such, the purchase price accounting for inventories, property plant and equipment (including mine properties), rehabilitation provision and deferred tax liabilities is provisional as at 31 December 2023. The Company has 12 months from the Business Combination Date to finalise the accounting and any measurement period adjustments. Measurement period adjustments are adjustments that arise from additional information obtained during the measurement period about facts and circumstances that existed at the Business Combination Date. Refer to note 15 of this Unaudited Preliminary Appendix 4E Financial Report and then note 25 and MAC’s reviewed accounts for the half year ended 30 June 2023 for more details.

Details of any associates and joint venture entities

The Company has a 90% interest in a joint venture with AuriCula Mines Pty Ltd ACN 108 362 027 which covers the Shuttleton (EL6223) and Mt Hope (EL6907) Exploration Licence tenements south of Cobar. This joint venture is not material in the context of this report or the Company’s operations

Overview of the Group’s principal activities

The principal activity of MAC during the course of this reporting period was acquiring and operating its core asset being its 100%-owned CSA Copper Mine. The CSA Copper Mine is an established, high grade, producing, underground copper mine, with estimated ore reserves supporting approximately six years of operation as at 31 December 2023. Prior to this reporting period, MAC, had no material assets and did not conduct any material activities other than those incidental to its formation and certain administrative and regulatory matters related to the Merger.

Review of operations

(a)	Safety

The Total Recordable Injury Frequency Rate (“TRIFR”) for the CSA Copper Mine was at 10.1 per million hours at the end of December 2023 which is well below the New South Wales underground metalliferous TRIFR for 2022 of 15.5 per million hours. Unfortunately, one Loss Time Injury per million hours was incurred which is below the NSW underground metalliferous LTI of 2.6 per million hours for 2022. The improvement in TRIFR is an encouraging result as headcount continued to be reduced across the mine site. MAC believes that there is further potential to reduce this and continues to provide support and training to drive this TRIFR rate down.

(b)	Production

Operational performance improved markedly during the second half of the year under MAC’s ownership with a strong result from capital development and capital discipline. Table 1 contains a summary of MAC’s operational performance by quarter for the period of the 2023 year that MAC owned and operated the CSA Copper Mine.

Table 1- Quarterly Operational Performance of the CSA Copper Mine	Q3 2023	Q4 2023
Ore Tonnes Milled	300,328	266,105
Grade Milled	3.4%	3.8%
Copper Recovery (%)	97.3%	97.6%
Copper Produced (t)	9,845	9,832
Silver Produced (oz)	115,081	114,969
Mining Cost/t Ore Mined (US$)	$84.8	$75.5
Processing Cost/t Milled (US$)	$19.8	$25.5
G&A Cost/t Milled (US$)	$24.2	$29.6
Total Operating Cost/t (US$)	$128.7	$130.6
Cash operating costs (“C1”)[1] (US$/lb)	$1.86	$1.99[2]
Development Cost/metre (US$)	$10,225	$9,667
Total Capital Expenditure (US$m)	$10.6	$10.0
Tonnes Milled/employee	201	189

1C1 Cash Costs is a non-IFRS measure. Please see Note 2 for additional information.

2Includes $0.11 per pound of costs relating to additional shipment made post Q3 cut-off

MAC management believes that there are additional opportunities at the CSA Copper Mine to reduce costs with increased focus on productivity improvements and will continue to implement additional productivity measures to further reduce cash operating (“C1”) costs.

In general, unit rates for mining showed a strong reduction across the period with a strong finish to the year. Unit rates for processing and G&A were broadly flat across the second half of the year, with cost savings partially offset by lower tonnes milled towards the end of the period as grades increased and dilution decreased.

Apart from copper production, the largest driver of C1 costs is the mining unit rate as mining accounts for approximately 60% of total site operating costs.

Mining unit rates at the CSA Copper Mine reduced by 18% between the first (under previous ownership) and the second half (MAC ownership) of the year (US$98.25 to US$80.43/tonne). Unit rates have continued to trend in the right direction as the site team have focussed on improving productivity, right sizing the work force and idling fleet units that aren’t required.

Capital spend (including capitalized development) has trended down over the year. This a strong result given the works on the Tailings Storage Facility ramped up fully during October and the December quarter saw a 40% increase in capital development metres compared to the September quarter. This improved rate of capital development is critical to the future of the mine and was the highest capital development quarter for the 2023 year.

(c)	Regulatory

All approvals for all currently planned activities are in place putting the operation on a good footing to deliver on its operating plan without needing to acquire additional permits.

Key regulatory activities that occurred during the year included:

–	The CSA Copper Mine’s rehabilitation objectives were reviewed to align with the NSW Resource Regulators requirements and submitted on 27th September 2023.

–	MAC received the acceptance from the NSW Resource Regulator for the updated Rehabilitation Cost Estimate for CML5 (being the CSA Copper Mine’s key tenure). This RCE is a bond/guarantee which needs to be provided to the NSW government to provide security for the rehabilitation and closure requirements on the site.

MAC has been actioning significant changes at the CSA Copper Mine and working closely with local stakeholders during this period of change. The community and approval authorities have been supportive during this period and MAC continues to believe that Cobar in western NSW is a Tier 1 mining jurisdiction which is becoming increasingly important in this period of global instability.

(d)	Mine Plan, Resource and Reserve

Since taking ownership the MAC team has been actively looking for ways to improve on the previous mine plan.

The bulk of the current mining is in QTSN (circa 75% of production) and QTSC with additional minor production from the East and West deposits. The mine commenced production as a lead-zinc-silver mine near surface from the Upper Level Zone A mineralisation and then progressed into the current copper deposit from the Upper Level Zone B approximately 400m below surface. There is significant remnant mineralisation in both the Upper Zone A and Zone B areas and none of this is in the current mineral resource estimate as all the data is in hard copy. The program to digitize this material to bring it into the mineral resource estimate in the future has now been completed but this will not make it into the 2023 Resource and Reserve update due to the cut-off date for this.

Work on the 2023 Resource and Reserve update is advancing and is expected to be completed in the near term.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Unaudited preliminary consolidated statement of profit or loss and other comprehensive income or loss

For the year ended 31 December 2023 and 2022

US$ thousand	Notes	31 December 2023	31 December 2022

Revenue	4	158,999	-
Cost of goods sold	5	(141,166)
Administrative expenses	5	(79,607)	(9,973)
Selling and distributive expenses	5	(11,421)	-
Other expenses, net		(1,753)	-
Loss from operations		(74,948)	(9,973)

Finance income	6	5,448	3,753
Finance costs	6	(42,803)	(20,234)
Net change in fair value of financial instruments	6	(47,257)	1,484
Net finance costs		(84,612)	(14,997)

Loss before income taxes		(159,560)	(24,970)
Income tax benefit		15,006	-
Net loss for the period		(144,554)	(24,970)

Other comprehensive income		-	-
Total comprehensive loss for the period attributable to owners of the company		(144,554)	(24,970)

Basic and diluted loss per ordinary share	7	(4.83)	(3.77)

The accompanying notes are an integral part of these unaudited preliminary consolidated financial statements.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Unaudited preliminary consolidated statement of financial position

As at 31 December 2023, 31 December 2022 and 1 January 2022

		31 December	31 December	1 January
US$ thousand	Notes	2023	2022	2022
Assets
Current assets
Cash and cash equivalents	8	32,372	42	955
Trade and other receivables	9	33,242	53	-
Inventories	10	21,528	-	-
Derivative financial assets	14	234	-	-
Prepayments and other current assets		1,560	201	340
Total current assets		88,936	296	1,295
Non-current assets
Property, plant and equipment	11	1,228,336	-	-
Inventories	10	300	-	-
Investments		-	268,909	265,156
Derivative financial assets	14	3,767	-	-
Prepayments and other non-current assets		67	986	187
Total non-current assets		1,232,470	269,895	265,343

Total assets		1,321,406	270,191	266,638
Liabilities
Current liabilities
Trade and other payables		89,921	927	604
Lease liability		5,848	-	-
Loans and borrowings	12	68,909	786	-
Derivative financial liability	14	17,130	-	-
Current tax liability		1,137	-	-
Provisions		13,273	-	-
Other financial liabilities	13	94,689	16,519	-
Total current liabilities		290,907	18,232	604
Non-current liabilities
Lease liability		9,958	-	-
Loans and borrowings	12	379,966	-	-
Derivative financial liability	14	81,397	7,443	8,440
Deferred tax liability		120,326	-	-
Provisions		28,505	-	-
Liability for cash-settled share-based payments		3,193	-	-
Other financial liabilities	13	139,127	264,477	253,530
Total non-current liabilities		762,472	271,920	261,970

Total liabilities		1,053,379	290,152	262,574

Net assets		268,027	(19,961)	4,064
Equity
Ordinary shares		432,276	1	1
Additional paid-in capital		1,236	969	24
(Accumulated deficit) / retained earnings		(165,485)	(20,931)	4,039
Total equity		268,027	(19,961)	4,064

The accompanying notes are an integral part of these unaudited preliminary consolidated financial statements.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Unaudited preliminary consolidated statement of changes in equity

For the year ended 31 December 2023 and 2022

US$ thousand	Notes	Share capital	Additional Paid-in Capital	Accumulated Deficit	Total

Balance as of 1 January 2023		1	969	(20,931)	(19,961)

Contribution of conversion price in excess of fair value of warrants		-	198	-	198
Amount in excess of the face value over the present value on related promissory note		-	69	-	69
PIPE – Osisko		15,000	-	-	15,000
Backstop facility – Osisko		25,000	-	-	25,000
PIPE – Sprott		15,000	-	-	15,000
PIPE A and PIPE B		184,517	-	-	184,517
PIPE - BlackRock		45,000	-	-	45,000
PIPE - October 2023		20,098	-	-	20,098
Public shareholders - non-redemption		34,431	-	-	34,431
Rollover shares - Glencore		100,000	-	-	100,000
Share issuance costs		(6,771)	-	-	(6,771)
Net loss		-	-	(144,554)	(144,554)
Balance as of 31 December 2023		432,276	1,236	(165,485)	268,027

Balance as of 1 January 2022		1	24	4,039	4,064
Contribution of conversion price in excess of fair value of warrants		-	945	-	945
Net loss		-	-	(24,970)	(24,970)
Balance as of 31 December 2022		1	969	(20,931)	(19,961)

The accompanying notes are an integral part of these unaudited preliminary consolidated financial statements.

Metals Acquisition Limited (formerly known as Metals Acquisition Corp)

Unaudited preliminary consolidated statement of cash flows

For the year ended 31 December 2023 and 2022

US$ thousand	31 December 2023	31 December 2022
Cash flows from operating activities:
Net loss	(159,560)	(24,970)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortisation	46,718	-
Net foreign exchange losses/(gains)	1,617	-
Finance income	(5,330)	(3,753)
Finance costs	41,186	20,234
Net change in fair value measurements of financial assets and
Liabilities	47,257	(1,484)
Movement in provisions	1,407	-
Other non-cash transactions	3,313	224
Changes in operating assets and liabilities:
Decrease/(increase) in trade receivables due from related parties	(31,456)	-
Decrease/(increase) in other receivables	(92)	(53)
Decrease/(increase) in prepayments	860	(660)
(Increase)/decrease in inventories	11,072	-
(Decrease)/increase in trade payables	(2,470)	324
Increase/(decrease) in other payables	49,764	-
Increase/(decrease) in current tax liability	1,137	-
(Decrease)/increase in deferred liabilities	(7,239)	7,239
(Decrease)/increase in commodity swap liabilities	(576)	-
Net cash from/(used) in operating activities	(2,392)	(2,899)

Cash flows from investing activities:
Purchase of property, plant, and equipment and intangibles	(25,153)	-
Proceeds from disposal of property, plant, and equipment	16,564	-
Acquisition of subsidiary	(770,516)	-
Net cash used in investing activities	(779,105)	-

Cash flows from financing activities:
Proceeds from issue of share capital	332,275	-
Proceeds from convertible promissory note - related party	300	1,200
Proceeds from issue of promissory note	1,082	786
Proceeds from loans and borrowings (net of financing costs)	492,342	-
Proceeds from working capital loan - related party	15,000	-
Repayment of promissory note	(1,869)	-
Repayment of loans and borrowings	(21,619)
Payment of lease liabilities	(3,684)	-
Net cash from financing activities	813,827	1,986

Net change in cash	32,330	(913)
Cash, beginning of the period	42	955
Net foreign exchange difference	-	-
Cash, end of the period	32,372	42

The accompanying notes are an integral part of these unaudited preliminary consolidated financial statements.

Notes to the unaudited consolidated financial statements

31 December 2023

1.	Corporate information

The Company was incorporated on 29 July 2022 under the laws of Jersey with limited liability and registered address of 3rd Floor, 44 Esplanade St. Heiler, JE4 9WG, Jersey. The principal place of business of the Company is 3rd Floor, 44 Esplanade St. Heiler, JE4 9WG, Jersey.

MAC is an emerging growth company, as defined in the Jumpstart Our Business Startup Act of the United States. The Group are primarily engaged in the operation of the CSA Copper Mine.

MTL (MAC’s predecessor entity) was incorporated as a Cayman Islands exempted company on 11 March 2021 for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganisation or similar business combination with one or more businesses.

On 16 June 2023, the Group consummated the Business Combination pursuant to the share sale agreement dated as of 17 March 2022 (amended on 22 November 2022), by and among MAC, MTL, MAC AU and Glencore (“Share Sale Agreement"). Pursuant to the Share Sale Agreement, MAC AU acquired from Glencore 100% of the issued share capital of CMPL, which owns and operates the CSA Copper Mine. The Company’s sponsor was Green Mountain Metals LLC, a Cayman Islands limited liability company.

Immediately prior to the Business Combination, MAC completed the Merger, with MAC continuing as the surviving company. In connection with the Merger:

–	each issued and outstanding Class A Ordinary Share and Class B Ordinary Share of MAL was converted into one ordinary share in the capital of MAC (“Shares”); and

–	each issued and outstanding whole warrant to purchase Class A Ordinary Shares of MAC was converted into one warrant to purchase one Share at an exercise price of $11.50 per Share (“Warrants”), subject to the same terms and conditions existing prior to such conversion.

Upon the consummation of the Business Combination and other transactions contemplated by the Share Sale Agreement, trading of the Shares and Warrants commenced on the New York Stock Exchange (“NYSE”) under the symbols “MTAL” and “MTAL.WS”, respectively, and MAC became a publicly listed entity on the NYSE on 16 June 2023.

On 3 February 2024, the Company lodged a replacement prospectus with the Australian Securities and Investments Commission (“ASIC”) (which replaced the Company’s original prospectus lodged by the Company with ASIC on 26 January 2024) as supplemented on 9 February 2024 (“Prospectus“) to undertake an initial public offering in Australia of CHESS depository interests (“CDIs”) and to seek a dual listing on the ASX (“IPO”).

In connection with the IPO, on 15 February 2024, the Company successfully raised A$325 million (before costs) through the issue of 19,117,648 CDI’s (equivalent to 19,117,648 Shares, representing a ratio of one CDI for one Share). The Shares underlying the CDIs will rank equally with the Shares currently on issue in the Company.

From the proceeds of the raise, ~A$128.6 million has been used to repay Glencore’s deferred consideration facility in connection with the Company’s acquisition of CSA Copper Mine under the Share Sale Agreement (such that the deferred consideration has now been paid in full) and the balance of the funds will be used to:

–	increase working capital to facilitate operational flexibility and potential production growth;

–	provide additional funding for exploration programs and mine development at the CSA Copper Mine; and

–	fund the costs of the IPO and other administrative costs expected to be incurred by the Company.

MAC was admitted to the ASX on 16 February 2024 under the code ‘MAC’ and quotation occurred on 20 February 2024. MAC is now dual listed on the NYSE and ASX.

2.	Basis of Preparation – Accounting policies, estimation methods and measurement bases

(a)	Statement of compliance

These unaudited preliminary consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

These unaudited preliminary consolidated financial statements have been prepared to meet the periodic reporting requirements of the ASX, specifically Appendix 4E of its listing rules. The unaudited preliminary financial statements comprise the consolidated financial statements of the Group and do not include all the notes of the type normally included in annual financial statements. Accordingly, these financial statements are to be read in conjunction with MAC’s reviewed accounts for the half year ended 30 June 2023 as submitted to the U.S. Securities and Exchange Commission (“SEC”) and any ASX announcements made by the Company during the period.

C1 cash cost of copper produced (per lb) is a non-IFRS performance measure used by MAC to manage and evaluate the operating performance of its copper mining segment and is calculated as C1 cash costs divided by total pounds of copper produced during the period. C1 cash costs comprise the total cost of production, including expenses related to transportation, and treatment and refining charges. While the C1 cash cost of copper produced per pound is widely reported in the mining industry as a performance benchmark, it does not have a standardized meaning and is disclosed as a supplement to IFRS measures.

For all periods up to and including MAC’s audited financial statements for the full year ended 31 December 2022 and unaudited interim financial statements for 3 months ended 31 March 2023, the Group prepared its unaudited consolidated financial statements in accordance with generally accepted accounting principles in the United States (U.S. GAAP). These unaudited preliminary consolidated financial statements for the year ended 31 December 2023 are the first annual financial statements the Group has prepared in accordance with IFRS. The Group’s effective date of transition to IFRS is 1 January 2022.

Unaudited preliminary operating results for the year ended 31 December 2023 are not necessarily indicative of the results that may be expected for the full year ending 31 December 2024. These unaudited preliminary consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. They were authorised for issue by the Company’s Board.

(b)	Basis of measurement

All values in these unaudited preliminary consolidated financial statements are rounded to the nearest thousand, except where otherwise indicated.

(c)	Functional and presentation currency

These unaudited preliminary consolidated financial statements are presented in United States dollars (“USD”, “US$” or “$”), which is the Group’s functional currency.

(d)	Going concern

These unaudited preliminary consolidated financial statements have been prepared on a going concern basis, which contemplates the continuity of normal business activities and the realisation of assets and the settlement of liabilities in the ordinary course of business. As at 31 December 2023, the Group’s current liabilities exceed current assets by $201,971 thousand (31 December 2022: $17,936 thousand). The ability of the Company to continue as a going concern is dependent on a number of factors including, principally:

–	The ability of the Group to enhance the efficiencies within the mine and increase profitability;

–	The ability of the Group to achieve their operating cash flows detailed within their forecast; and

–	The ability of CMPL to produce sufficient cash inflows to fund MAC’s financing arrangements.

The Directors believe it is appropriate to prepare the financial statements on the going concern basis through their assessment of the Group’s expected performance over the forecast period and the appropriateness of the assumptions utilised. In addition, the Directors have considered the ability of MAC to raise funding should this be required over the next 12 months. During the December quarter, MAC issued 1,827,096 Shares to investors, at a price of US$11.00 per Share, for aggregate gross proceeds of approximately ~$20,098 thousand. On 15 February 2024, the Company successfully raised A$325 million (before costs) in connection with its IPO.

On 16 February 2024, MAC used part of the proceeds raised under the IPO to repay in full the ~$82.9 million deferred consideration facility (refer to note 13) to Glencore in connection with the ~US$1.1 billion acquisition of the CSA Copper Mine and the balance of the funds will be used to:

–	increase working capital to facilitate operational flexibility and potential production growth;

–	provide additional funding for exploration programs and mine development at the CSA Copper Mine;

–	fund the costs of the IPO and other administrative costs expected to be incurred by the Company.

Therefore, the Directors continue to adopt the going concern basis of accounting in preparing these financial statements.

3.	Segment information

The chief operating decision maker of MAC has been identified as the Chief Executive Officer ("CEO"). The CEO makes decisions with respect to allocation of resources and assesses performance of the Group. The Group is organised and operates in one single operating segment focused on the mining and production of copper and silver from the CSA Copper Mine. As such the performance of the Group is assessed and managed in totality.

4.	Revenue

	Year ended 31 December
US$ thousand	2023	2022
Sale of commodities – Copper	153,530	-
Sale of commodities – Silver	5,469	-
Total	158,999	-

Revenue is derived principally from the sale of commodities, recognised once the control of the goods has transferred from the Group to the customer. Products of the Group may be provisionally priced at the date revenue is recognised. As at 31 December 2023, the Group had 2,680.34 payable copper metal tonnes of provisionally priced copper sales subject to final pricing over the next several months. The average provisional price per tonne of these provisionally priced sales subject to final pricing is $8,451.90. Impact of provisionally priced sales is accounted under IFRS 9. Final settlements are recognised within revenue.

5.	Expenses

		Year ended 31 December
US$ thousand	Note	2023	2022
Change in production stock		12,209	-
Consumables and other production purchases		12,877	-
Repairs and maintenance		7,864	-
Energy and utilities		7,849	-
Employee benefits		24,257	-
Contractors		12,838	-
Depreciation on property, plant and equipment		46,659	-
Insurance		4,962	-
Others		11,651	-
Cost of goods sold		141,166	-

Acquisition costs		60,321	7,521
Employee benefits		5,866	224
Legal and professional fees		10,054	1,579
Initial public offering related costs		831	-
Insurance		1,928	325
Others		607	324
Administrative expenses		79,607	9,973

Transportation		3,410
Others		8,011	-
Selling and distributive expenses		11,421	-

Total cost of goods sold, administrative and selling and distribution expenses		232,194	9,973

6.	Finance income and costs

		Year ended 31 December
US$ thousand	Note	2023	2022
Finance income
Income from marketable securities		5,365	3,753
Realised gain/(loss) on stream		83	-
Total finance income		5,448	3,753

Finance costs
Interest expense under the effective interest rate method on:
- Loans and borrowings		(39,027)	(20,226)
- Other financial liabilities		-	-
- Lease liabilities		(555)	-
Unwinding of discount on rehabilitation provision		(1,028)	-
Realised commodity swap loss		(576)	-
Foreign exchange loss		(1,617)	-
Amortisation of discount on convertible promissory note		-	(8)
Total finance costs		(42,803)	(20,234)

Net change in fair value measurements of financial assets and liabilities
Change in fair value of:
- Warrant liability		(21,984)	1,477
- Embedded derivative - copper and silver stream agreements		(195)	-
- Embedded derivative - mezzanine debt facility		(8,464)	-
- Embedded derivative - conversion option		-	7
- Contingent liability - royalty deed		(855)	-
- Contingent liability - copper consideration		(3,200)	-
- Commodity swaps		(12,559)
Total net change in fair value of financial instruments		(47,257)	1,484

Net finance costs		(84,612)	(14,997)

7.	Earnings per share

Basic loss per Share is calculated based on the weighted average number of common shares and common share equivalents outstanding during the year ended 31 December 2023, and 2022. In periods with positive earnings, the calculation of diluted net income per Share uses the treasury stock method to compute the dilutive effects of Warrants, convertible debt, and other potentially dilutive instruments. In periods of loss, diluted net loss per Share is equal to basic net loss per Share, as the effect of potential issuances of Shares from potentially dilutive instruments would be anti-dilutive.

The following table provides a reconciliation between basic and diluted net loss per share:

	Year ended 31 December
	2023	2022
Net loss (in US$)	(144,554,000)	(24,970,000)
Weighted average Shares outstanding (in numbers)	29,912,257	6,628,695
Net loss per Share (in US$):
Basic	(4.83)	(3.77)
Diluted	(4.83)	(3.77)

For the period ended 31 December 2023, the computation of diluted net income (net loss) per Share excluded the impact of 8,838,260 Public warrants (2022: 8,838,260), 6,535,304 Private Warrants (2022: 6,335,304), and 3,187,500 Warrants related to the Mezzanine debt (2022: nil) as their effect would be anti-dilutive.

8.	Cash and cash equivalents

	31 December	31 December	1 January
US$ thousand	2023	2022	2022

Bank balances	32,372	42	955
	32,372	42	955

The Senior Syndicated Facility Agreement (“SFA”) requires the Company to maintain a minimum cash and cash equivalent investment balance (as defined in the SFA) of $30,000 thousand. This includes any undrawn and available portion of the $25,000 thousand revolving credit facility (“Facility B”) (Refer Note 12).

As of 31 December 2023, cash and cash equivalents includes $30,000 thousand (2022: $nil) that should be kept for the fulfilment of the SFA’s minimum cash and cash equivalent investments balance requirement (as defined in the SFA). Facility B is fully drawn as of 31 December 2023.

9.	Trade and other receivables

	31 December	31 December	1 January
US$ thousand	2023	2022	2022

Indirect tax receivable	1,781	-	-
Other receivables	5	53	-
Trade receivable due from related parties containing provisional pricing feature	31,456	-	-
	33,242	53	-

10.	Inventories

	31 December	31 December	1 January
US$ thousand	2023	2022	2022

Current
Supplies and consumables	15,570	-	-
Work in progress	482	-	-
Finished goods	5,476	-	-
Total current	21,528	-	-

Non-current
Supplies and consumables	300	-	-
Total non-current	300	-	-
Total inventories	21,828	-	-

Inventories that are not expected to be utilised or sold within 12 months are classified as non-current inventory.

11.	Property, plant and equipment

Reconciliation of carrying amount

US$ thousand	Freehold land and buildings	Plant and equipment	Right-of-use assets	Exploration Evaluation	Mine development	Total
Cost
Balance as of 1 January 2023	-	-	-		-	-
Acquired through business combination	8,559	293,348	395	17,918	929,464	1,249,684
Additions	-	7,725	18,254	-	17,100	43,079
Disposals	-	(16,564)	-	-	-	(16,564)
Other movements	-	-	-	-	(1,204)	(1,204)
Balance as of 31 December 2023	8,559	284,509	18,649	17,918	945,360	1,274,995
Accumulated depreciation
Balance as of 1 January 2023	-	-	-	-	-	-
Depreciation for the period	338	11,290	2,077	-	32,954	46,659
Balance as of 31 December 2023	338	11,290	2,077	-	32,954	46,659
Carrying amounts
As of 1 January 2022	-	-	-	-	-	-
As of 31 December 2022	-	-	-	-	-	-
As of 31 December 2023	8,221	273,219	16,572	17,918	912,406	1,228,336

As part of the acquisition of CMPL, the Group recognised property, plant and equipment of $1,249,684 thousand (Refer Note 15). As part of a sale and leaseback arrangement for certain underground equipment, the Group recognised ROU asset amounting to $15,733 thousand.

No impairment loss was recognised for the year ended on 31 December 2023 as no indicators of impairment were identified due to timing of acquisition of CMPL.

Immediately following completion of the Business Combination, the Group undertook a whitewash procedure on assets of CMPL in accordance with section 260B of the Corporation Act 2001 (Cth) to facilitate the provision of financial assistance relating to the granting of security to the financiers and Glencore in connection with the acquisition of CMPL. Compliance with the section 260B whitewash regime was a condition subsequently imposed under all the funding agreements entered into with the Senior Lenders, Mezzanine Lenders and Osisko. Following the completion of section 260B whitewash (and statutory notice periods) all of the secured parties (Senior Lenders, Mezzanine Lenders, Osisko and Glencore) were granted security over substantially all the assets and properties of the CMPL as follows:

–	general security agreements over all of the present and future assets and undertakings of CMPL;

–	a mining mortgage over the key tenements;

–	real property mortgages over key real estate and project leases of CMPL; and

–	a mortgage over key water access licenses for CMPL.

12.	Loans and borrowings

The following table shows the carrying amounts of the Group’s loans and borrowings as at 31 December 2023, 31 December 2022 and 1 January 2022.

	31 December	31 December	1 January
US$ thousand	2023	2022	2022

Current
Senior syndicated facility agreement	53,240	-	-
Copper purchase agreement	6,414	-	-
Silver purchase agreement	9,255	-	-
Promissory note – related party	-	786	-
	68,909	786	-

Non-current
Mezzanine debt facility	85,567	-	-
Senior syndicated facility agreement	154,676	-	-
Copper purchase agreement	78,404	-	-
Silver purchase agreement	61,319	-	-
	379,966	-	-
	448,875	786	-

13.	Other financial liabilities

	31 December	31 December	1 January
US$ thousand	2023	2022	2022

Current
Deferred consideration	81,129	-	-
Contingent royalty liability	5,587
Deferred underwriting discount	7,280	9,280	-
Deferred liabilities	500	7,239	-
Financial liabilities arising from sale and leaseback transaction	193	-	-
	94,689	16,519	-

Non-current
Contingent consideration	100,400	-	-
Contingent royalty liability	38,398	-	-
Redeemable Class A ordinary shares	-	264,477	244,250
Deferred underwriting discount	-	-	9,280
Financial liabilities arising from sale and leaseback transaction	329	-	-
	139,127	264,477	253,530
	233,816	280,996	253,530

(a)	Deferred consideration

On 16 February 2024, MAC used part of the proceeds from the ASX IPO to repay in full the $82,852 thousand deferred consideration facility to Glencore in connection with the acquisition of the CSA Copper Mine (refer to Note 18).

(b)	Contingent copper consideration

The consideration for the acquisition of CMPL included two contingent cash payments of $75,000 thousand each that are unsecured, fully subordinated and payable if, over the life of the mine, the average daily LME closing copper price is greater than $4.25/lb for any rolling 18-month period and $4.50/lb for any rolling 24-month period, respectively. The contingent consideration was recognised at fair value on acquisition and at 31 December 2023. Given the contingent consideration is subject to the uncertainty of future LME copper prices, a Monte Carlo simulation model is used to determine the fair value. The fair value for each contingent component is the result of the average expected payoff of all simulation iterations discounted to the present value at the risk-free borrowing rate of 4.07%.

14.	Derivative instruments

The following table shows the fair values of the Group’s derivative financial assets and liabilities as at 31 December 2023, 31 December 2022 and 1 January 2022.

		31 December	31 December	1 January
US$ thousand	Note	2023	2022	2022

Derivative financial assets
Current
Silver stream embedded derivative		234	-	-
		234	-	-

Non-current
Silver stream embedded derivative		2,856	-	-
Copper stream embedded derivative		911	-	-
		3,767	-	-
Total derivative financial assets		4,001	-	-

Derivative financial liabilities
Current
Warrants		-	-	-
Mezz facility embedded derivative		12,473	-	-
Copper stream embedded derivative		138	-	-
Conversion option		-	-	-
Commodity swap liability		4,519	-	-
		17,130	-	-

Non-current
Warrants		43,195	7,443	8,440
Mezz facility embedded derivative		30,162	-	-
Conversion option		-	-	-
Commodity swap liability		8,040	-	-
		81,397	7,443	8,440
Total derivative financial liabilities		98,527	7,443	8,440

15.	Acquisition of subsidiary

On 16 June 2023, the Company, through its wholly owned subsidiary, MAC AU, acquired 100% shares and voting interest in CMPL from Glencore under the Share Sale agreement for total consideration of ~$1,085,846 thousand. CMPL operates and owns the CSA Copper Mine.

The Business Combination was accounted for by the Company as a business combination under IFRS 3 Business Combinations (IFRS 3) using the acquisition method whereby the assets acquired and the liabilities assumed were recorded at fair value at the acquisition date. A purchase price allocation assessment was made of the fair values of the acquired assets and the liabilities assumed on the Business Combination Date.

The Company is still in the process of evaluating the inputs and assumptions utilised in developing the fair value estimates at the Business Combination Date, and as such, the purchase price accounting for inventories, property plant and equipment (including mine properties), rehabilitation provision and deferred tax liabilities is provisional as at 31 December 2023. The Company has 12 months from the Business Combination Date to finalise the accounting and any measurement period adjustments. Measurement period adjustments are adjustments that arise from additional information obtained during the measurement period about facts and circumstances that existed at the Business Combination Date.

The following table summarises the consideration payable as part of the CMPL acquisition purchase price:

US$ thousand	Note	16 June 2023

Purchase Consideration
Cash consideration		775,000
Less: working capital and other adjustments		(4,484)
Cash consideration on Closing		770,516
Royalty deed		43,130
Deferred consideration		75,000
Fair value of contingent copper consideration		97,200
Glencore rollover shares		100,000
Total		1,085,846

On 2 June 2023, the parties under the Share Sale Agreement agreed that, to the extent CMPL’s Security Bond Liability increased beyond the amount applicable as at the date of the Share Sale Amendment (A$37.4 million), Glencore agreed that it, or its related bodies corporate, would procure bank guarantees or securities provided to the State on behalf of the Company at Glencore’s cost for the portion of such Security Bond Liability that exceeded the current Security Bond Liability during the period on and from completion of the Business Combination until the earlier of:

–	the refinancing of MAC’s senior facilities (as that term is defined herein); or

–	the date that the senior facilities are repaid or cancelled in full.

MAC was initially required to replace CMPL’s Security Bond Liability as at the date of the Share Sale Amendment (being A$37.4 million) within 90 days post completion of Business Combination. On 9 October 2023, CMPL received a variation notification from the NSW Government Resource Regulator to increase the performance guarantees to secure funding for the fulfilment of rehabilitation obligations on CML 5 (being the CSA Copper Mine’s key tenement), from A$36.8 million to A$44.03 million.

Glencore and MAC, on 9 November 2023, entered into further contractual commitments whereby Glencore agreed to provide the performance guarantee for this increased amount (A$44.03 million in total), until the earlier of MAC refinancing its senior debt and 16 June 2024. Whilst Glencore will provide the relevant performance guarantees, MAC and CMPL will be responsible for any liability or call on the guarantees.

The deferred consideration of $75,000 thousand consists of deferred cash payment on the following terms:

–	payable upon the Company’s listing on the ASX or undertaking any alternative equity raise (up to 50% of the net proceeds from the raise, capped at $75,000 thousand);

–	the unpaid balance of the $75,000 thousand accrued interest at a rate equivalent to what the Company pays on the Mezz Facility (Note 12), set at 3-month SOFR plus a variable margin of 8% to 12% (determined by reference to prevailing copper prices); and

–	any residual (up to the $75,000 thousand plus applicable interest) not paid in cash by the date that is twelve (12) months after the Closing will be settled on the next business day through the issuance of additional Ordinary Shares at a 30% discount to the 20-trading day VWAP before the issuance (the “Equity Conversion Date”).

If the Company is listed on more than one exchange, the VWAP will be calculated by reference to the exchange with the largest volume (US$ equivalent) over the 20-trading day period before the Equity Conversion Date. If the Shares cannot be issued to Glencore due to applicable law or the rules of any applicable stock exchange, Glencore, in its sole discretion, may delay the date for the issuance of the Company Shares, noting that such right only delays the date for the issuance of the Ordinary Shares, which amount of Shares will be set on the Equity Conversion Date. The deferred consideration is recognised as contingent consideration as a part of other financial liabilities. As per Note 1 and 18, the deferred consideration has now been paid in full.

The copper contingent consideration is $150,000 thousand in cash structured as two contingent payments of $75,000 thousand each, the First Contingent Copper Payment and Second Contingent Copper Payment, that are unsecured, fully subordinated and payable if, and only if, over the life of the mine, the average daily LME closing price is greater than

–	$4.25/lb ($9,370/mt) for any rolling 18-month period (commencing at closing); and

–	$4.50/lb ($9,920/mt) for any rolling 24-month period (commencing at closing).

The contingent payments are measured at fair value based on the output from a commodity price simulation model and recognised as contingent consideration as a part of other financial liabilities.

The NSR contingent consideration requires CMPL to pay to Glencore a royalty equal to 1.5% from all NSR from all marketable and metal-bearing copper material produced from the mining tenure held by CMPL at the time of the Business Combination. The contingent consideration was recognised at fair value on acquisition in the amount of $43,130 thousand. The contingent consideration is valued using the present value of discounted cash flows based on the timing of the NSR over the expected life of the CSA Copper Mine using an effective interest rate of 8%. The NSR is determined using consensus copper prices less estimated treatment and refining costs under the offtake agreement with Glencore.

The following table sets out the preliminary allocation of recognised amounts of assets acquired and liabilities assumed at the Business Combination Date:

US$ thousand	Note	16 June 2023

Trade and other receivables		1,641
Inventories		32,893
Property, plant and equipment		1,249,684
Other assets		1,404
Trade and other payables		(23,585)
Lease liabilities		(504)
Provisions		(40,386)
Deferred tax liabilities		(135,301)
Total net identifiable assets acquired		1,085,846

The fair value of the property, plant and equipment which includes mineral properties was determined with the assistance of an independent third party who completed a valuation of the CSA Copper Mine operations, including the mining concessions, using a discounted cash flow model. The model takes into account forecasted production and sales, which is derived from estimates of production units including proven and probable reserves and measured, indicated and inferred resources.

The fair value of the inventories was determined with the assistance of an independent third party. The historical net book value for supplies and consumables on hand is an appropriate proxy for fair value. Finished inventories have been valued by starting at the assumed copper price at the time of expected sale, deducting all remaining costs required to produce and sell these inventories and allowing for appropriate margin and estimated costs to complete.

Trade receivables comprise gross contractual amounts due. None of the trade receivables balance was expected to be uncollectable at the date of acquisition.

Transaction costs were incurred directly related to the completion of the Business Combination and were expensed as a part of Administrative expenses. These costs were mainly composed of legal, banking, and other professional fees for the issuance of debt and equity to finance the Business Combination.

Following the Business Combination, CMPL entered into an offtake agreement with Glencore as documented in the Offtake Contract which is a transaction that has been recognised separately from the business acquisition.

16.	First time adoption of IFRS

These consolidated financial statements as at and for the year ended 31 December 2023 are the first annual financial statements the Group has prepared in accordance with IFRS. For periods up to and including the year ended 31 December 2022, the Group prepared its consolidated financial statements in accordance with accounting principles generally accepted in the United States (“US GAAP”).

Accordingly, the Group has prepared unaudited preliminary consolidated financial statements that comply with IFRS applicable as at and for the year ended on 31 December 2023, together with the comparative period data as at and for the year ended on 31 December 2022. In preparing the consolidated financial statements, the Group’s opening statement of financial position was prepared as at 1 January 2022, the Group’s date of transition to IFRS. This note explains the principal adjustments made by the Group in restating its US GAAP financial statements. Explanations of how the transition from US GAAP to IFRS has affected the Group’s consolidated statement of financial position and its net loss are set out in the following reconciliations and the notes that accompany them.

The Group has followed the guidance in IFRS 1 First-time adoption of IFRS (IFRS 1), in preparing its transitional statements. The Group has applied the following mandatory exceptions in its first IFRS financial statements:

Exemptions that are mandated by IFRS 1

Estimates

In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP unless there is objective evidence that those estimates were made in error. The estimates previously made by the Group under US GAAP were not revised for application of IFRS except where necessary to reflect any differences in accounting policies.

The Group has not elected to apply any voluntary exemptions under IFRS 1 or has determined that they do not apply to the Group.

Reconciliation of consolidated statement of financial position as at 1 January 2022 (date of transition to IFRS)

US$ thousand	Notes	US GAAP	Effect of transition to IFRS	IFRS*

Assets
Current assets
Cash and cash equivalents		955	-	955
Prepayments and other current assets		340	-	340
Total current assets		1,295	-	1,295

Non-current assets
Investments		265,156	-	265,156
Prepayments and other non-current assets		187	-	187
Total non-current assets		265,343	-	265,343

Total assets		266,638	-	266,638

Liabilities
Current liabilities
Trade and other payables		604	-	604
Total current liabilities		604	-	604

Non-current liabilities
Derivative financial liability		8,440	-	8,440
Other financial liabilities	(A), (B)	-	253,530	253,530
Deferred underwriting discount		9,280	(9,280)	-
Total non-current liabilities		17,720	244,250	261,970

Total liabilities		18,324	244,250	262,574

Net assets/(deficit)		248,314	(244,250)	4,064

Class A ordinary shares subject to possible redemption, 26,514,780 shares at redemption value $10.00 per share as of 31 December 2021	(A), (B)	265,148	(265,148)	-

Equity
Ordinary shares		1		1
Additional paid-in capital	(A), (B)	-	24	24
(Accumulated deficit)/retained earnings	(A), (B)	(16,835)	20,874	4,039
Total equity		(16,834)	20,898	4,064

Total liabilities, class A ordinary shares subject to possible redemption, and equity		266,638	-	266,638

Reconciliation of net (loss) income for the year ended 31 December 2022

US$ thousand	Notes	US GAAP	Effect of transition to IFRS	IFRS*

Administrative expenses		-	(9,973)	(9,973)
Operating and formation costs		(2,117)	2,117	-
Acquisition costs		(7,625)	7,625	-
Stock compensation expense		(224)	224	-
Loss from operations		(9,966)	(7)	(9,973)

Finance income		3,753	-	3,753
Finance costs	(A), (B)	-	(20,234)	(20,234)
Net change in fair value of financial instruments		-	1,484	1,484
Change in fair value of warrants		1,477	(1,477)	-
Change in fair value of conversion option		7	(7)	-
Amortization of discount on convertible promissory note		(8)	8	-
Bank fee		(5)	5	-
Net finance costs		5,224	(20,221)	(14,997)

Net loss		(4,742)	(20,228)	(24,970)

* Where necessary, comparative information presented under US GAAP has been reclassified or re-presented to achieve consistency in disclosures with the current period amounts and other disclosures under IFRS.

Notes to the reconciliations

(a)	Redeemable Class A ordinary shares

Under US GAAP, the Class A ordinary shares subject to redemption were recorded at redemption value and classified as temporary equity on the consolidated statement of financial position. The change in the redemption value of the ordinary shares resulted in charges against additional paid-in capital and accumulated deficit. Upon transition to IFRS, the redeemable ordinary shares are classified as financial liabilities on the statement of financial position. At the date of the Offering, an aggregate discount of $28,832 thousand is recorded to the $265,148 thousand of gross proceeds from the Offering, consisting of the fair value of the Public Warrants in the amount of $14,053 thousand and offering costs associated with the Class A ordinary shares in the amount of $14,779 thousand. The redeemable ordinary shares are subsequently measured on an amortised cost basis and the discount is amortised over 24 months using the effective interest rate method.

(b)	Founder shares

Under US GAAP, the founder shares purchased by the Anchor Investors were recorded at fair value as a capital contribution by the Sponsor with a corresponding reduction in the proceeds from the Offering representing offering costs. Upon transition to IFRS, the founder shares are recorded at their purchase price, net of issuance costs, and are excluded from the aggregate offering costs.

(c)	Cash flows

The reconciling items between US GAAP and IFRS have no significant effect on the cash flows generated. Therefore, a reconciliation of the consolidated statement of cash flows has not been presented.

17.	List of subsidiaries

Name of entities	Country of incorporation	Equity holding (in %)
		31 December 2023	31 December 2022	1 January 2022

Metals Acquisition Corp. (Australia) Pty Ltd (1)	Australia	100	100	-
MAC AU 1 Pty Ltd (2)	Australia	100	-	-
MAC AU 2 Pty Ltd (2)	Australia	100	-	-
MAC AU 3 Pty Ltd (2)	Australia	100	-	-
MAC AU 4 Pty Ltd (2)	Australia	100	-	-
Cobar Management Pty Limited (3)	Australia	100	-	-

(1)	Incorporated on 4 March 2022.

(2)	Incorporated on 7 February 2023.

(3)	Acquired on 16 June 2023.

18.	Subsequent events

(a)	IPO

On 3 February 2024, MAC lodged its Prospectus to undertake its IPO.

On 9 February 2024, MAC announced that its IPO received strong demand from new investors and existing institutional shareholders. The Company determined that the proceeds to be raised was upsized by A$25 million (~US$16.44 million), from A$300 million (~US$197.25 million) to A$325 million (~US$214 million).

On the 16 February 2024, MAC was admitted to the Official List of ASX, and the securities of MAC commenced quotation Tuesday, 20 February 2024.

On the 20 February 2024, MAC confirmed completion of its heavily oversubscribed IPO in Australia of CDIs, the Company commenced trading on ASX under the ticker ‘MAC’.

(b)	Repayment of the CSA Purchase Deferred Settlement

On 16 February 2024, MAC used part of the proceeds from the ASX IPO to repay in full the $82.9 million (A$127 million) deferred consideration facility (refer to note 13) to Glencore in connection with the US$1.1 billion (A$1.64 billion) acquisition of CSA (refer to note 15).

Other than the matters mentioned above, there have been no events subsequent to balance sheet date which would have a material effect on the Group’s unaudited preliminary consolidated financial statements at 31 December 2023.

-ENDS-

This announcement is authorised for release by the Board of Directors.

Contacts

Mick McMullen Chief Executive Officer Metals Acquisition Limited	Morne Engelbrecht Chief Financial Officer Metals Acquisition Limited

About Metals Acquisition Limited

Metals Acquisition Limited is a company focused on operating and acquiring metals and mining businesses in high-quality, stable jurisdictions that are critical in the electrification and decarbonisation of the global economy. It is dual-listed on the New York Stock Exchange and the Australian Securities Exchange.

MAC owns and operates the CSA Copper Mine in Cobar, NSW, Australia, which it acquired from Glencore plc in 2023. CSA is the highest grade, producing copper asset in Australia, producing ~40kt of copper per annum; and ~450koz of silver. MAC is looking for in and near-mine growth opportunities and CSA, while seeking further acquisitions. With a strong focus on environmental, social and governance stewardship, MAC’s team uses its deep technical and cost reduction expertise to identify assets with operational upside, cost reduction potential and/or expansion opportunities to extract value for shareholders.

MAC’s expertise extends across all commodities, including base metals, precious metals, battery metals, and through the value chain – from upstream mining through downstream processing and commodities trading, in all major mining jurisdictions.

For more information, please visit metalsacquisition.com

Forward Looking Statements

This press release includes “forward-looking statements.” MAC’s actual results may differ from expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside MAC’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the ability to recognise the anticipated benefits of the Business Combination, which may be affected by, among other things; the supply and demand for copper; the future price of copper; the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital; cash flow provided by operating activities; unanticipated reclamation expenses; claims and limitations on insurance coverage; the uncertainty in mineral resource estimates; the uncertainty in geological, metallurgical and geotechnical studies and opinions; infrastructure risks; and dependence on key management personnel and executive officers; and other risks and uncertainties. MAC cautions that the foregoing list of factors is not exclusive. MAC cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. MAC does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law or the listing rules of an applicable stock exchange.

More information on potential factors that could affect MAC’s or CSA Copper Mine’s financial results is included from time to time in MAC’s public reports filed with the SEC and/or announcements released to the ASX. If any of these risks materialise or MAC’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that MAC does not presently know, or that MAC currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MAC’s expectations, plans or forecasts of future events and views as of the date of this communication. MAC anticipates that subsequent events and developments will cause its assessments to change. However, while MAC may elect to update these forward-looking statements at some point in the future, MAC specifically disclaims any obligation to do so, except as required by law or the listing rules of an applicable stock exchange. These forward- looking statements should not be relied upon as representing MAC’s assessment as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.